Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬集團*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 9868)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON JUNE 26, 2026

We refer to (i) the notice of Annual General Meeting (the “AGM”) dated May 11, 2026 (the “Notice”), and (ii) the proxy statement / circular for the AGM dated May 11, 2026 (the “Proxy Statement”) of XPeng Inc. (the “Company” or “we”). Unless otherwise required by the context, capitalised terms used in this announcement shall have the same meanings as those defined in the Proxy Statement and the Notice.

POLL RESULTS OF THE AGM

The Board is pleased to announce that the AGM was held on June 26, 2026, at 10:00 a.m. Hong Kong time, at T2, XPENG Tech Park, No. 10, Cencun Fengzhuang Avenue, Tianhe District, Guangzhou, PRC. All resolutions proposed at the AGM have been duly passed.

As at the Shares Record Date, the total number of issued shares of the Company (the “Shares”) was 1,914,454,481 Shares, comprising 1,565,746,224 Class A Ordinary Shares and 348,708,257 Class B Ordinary Shares. 27,458 Class A Ordinary Shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan and 2025 Share Incentive Scheme and 1,055,892 Class A Ordinary Shares held by XPeng Fortune Holdings Limited have abstained from voting on all resolutions at the AGM in accordance with Rule 17.05A of the Hong Kong Listing Rules. There were no repurchased Shares pending cancellation or treasury shares (which has the meaning ascribed to it in the Hong Kong Listing Rules) held by the Company as at the Shares Record Date.

Save as disclosed above, there was no shareholder who was required to abstain from voting under the Hong Kong Listing Rules on any resolution proposed at the AGM, nor any shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution at the meeting pursuant to Rule 13.40 of the Hong Kong Listing Rules. No shareholder has indicated in the Proxy Statement that he or she intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of Shares entitling the holders to attend and vote on the resolutions numbered 1 to 10 at the AGM was 1,913,371,131 Shares, comprising 1,564,662,874 Class A Ordinary Shares and 348,708,257 Class B Ordinary Shares.

According to the Company’s ninth amended and restated memorandum and articles of association, each Class A Ordinary Share issued and outstanding as of the close of business on the Shares Record Date is entitled to one vote per Share at the AGM. Each Class B Ordinary Share issued and outstanding as of the close of business on the Shares Record Date is entitled to ten votes per Share (i.e. resolution numbered 1, resolution numbered 5 and resolutions numbered 7 to 9), save for (A) the resolutions numbered 2 to 4 regarding the re-election of independent non-executive Directors, (B) the resolution numbered 6 regarding the re-appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company, and (C) the resolution numbered 10 regarding the proposed amendments to the memorandum and articles of association of the Company, in which cases the Class B Ordinary Shares shall have one vote per Share at the AGM. Each resolution put to the vote at the AGM has been decided by poll.

The poll results in respect of the resolutions proposed at the AGM are set out as follows:

ORDINARY RESOLUTIONS			Number of votes cast and percentage (%)						Total number of voting Shares	Total number of votes cast
			FOR		AGAINST		ABSTAIN
1.	To receive and adopt the audited consolidated financial statements of the Company and the reports of the directors (the “Director(s)”) and the auditor of the Company as of and for the year ended December 31, 2025.	Class A ordinary shares	872,800,856	99.8171%	1,205,979	0.1379%	393,406	0.0450%	874,400,241	874,400,241
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,359,883,426	99.9633%	1,205,979	0.0277%	393,406	0.0090%	1,223,108,498	4,361,482,811
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
2.	To re-elect Mr. Donghao Yang as an independent non-executive Director as detailed in the proxy statement/circular dated May 11, 2026.	Class A ordinary shares	835,161,894	95.6505%	36,750,195	4.2090%	1,227,152	0.1405%	873,139,241	873,139,241
		Class B ordinary shares	348,708,257	100.0000%	0	0.0000%	0	0.0000%	348,708,257	348,708,257
		TOTAL NUMBER (CLASS A & CLASS B)	1,183,870,151	96.8918%	36,750,195	3.0078%	1,227,152	0.1004%	1,221,847,498	1,221,847,498
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

3.	To re-elect Mr. HongJiang Zhang as an independent non-executive Director as detailed in the proxy statement/circular dated May 11, 2026.	Class A ordinary shares	808,773,136	92.4948%	64,909,337	7.4233%	715,768	0.0819%	874,398,241	874,398,241
		Class B ordinary shares	348,708,257	100.0000%	0	0.0000%	0	0.0000%	348,708,257	348,708,257
		TOTAL NUMBER (CLASS A & CLASS B)	1,157,481,393	94.6346%	64,909,337	5.3069%	715,768	0.0585%	1,223,106,498	1,223,106,498
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
4.	To re-elect Mr. Yudong Chen as an independent non-executive Director as detailed in the proxy statement/circular dated May 11, 2026.	Class A ordinary shares	873,595,157	99.9116%	383,263	0.0438%	389,821	0.0446%	874,368,241	874,368,241
		Class B ordinary shares	348,708,257	100.0000%	0	0.0000%	0	0.0000%	348,708,257	348,708,257
		TOTAL NUMBER (CLASS A & CLASS B)	1,222,303,414	99.9368%	383,263	0.0313%	389,821	0.0319%	1,223,076,498	1,223,076,498
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
5.	To authorize the Board of Directors to fix the respective Directors’ remuneration.	Class A ordinary shares	768,756,953	87.9419%	10,877,518	1.2443%	94,530,270	10.8138%	874,164,741	874,164,741
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,255,839,523	97.5831%	10,877,518	0.2494%	94,530,270	2.1675%	1,222,872,998	4,361,247,311
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

6.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board of Directors to fix their remunerations for the year ending December 31, 2026 as detailed in the proxy statement/circular dated May 11, 2026.	Class A ordinary shares	734,145,828	83.9630%	139,860,099	15.9956%	362,314	0.0414%	874,368,241	874,368,241
		Class B ordinary shares	348,708,257	100.0000%	0	0.0000%	0	0.0000%	348,708,257	348,708,257
		TOTAL NUMBER (CLASS A & CLASS B)	1,082,854,085	88.5353%	139,860,099	11.4351%	362,314	0.0296%	1,223,076,498	1,223,076,498
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
7.	THAT consider and approve the grant of a general mandate to the Directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued shares (excluding treasury shares) of the Company as of the date of passing of this resolution as detailed in the proxy statement/circular dated May 11, 2026.	Class A ordinary shares	660,685,294	75.6704%	210,983,223	24.1646%	1,440,724	0.1650%	873,109,241	873,109,241
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,147,767,864	95.1281%	210,983,223	4.8389%	1,440,724	0.0330%	1,221,817,498	4,360,191,811
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

8.	THAT consider and approve the grant of a general mandate to the Directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares (excluding treasury shares) of the Company as of the date of passing of this resolution as detailed in the proxy statement/circular dated May 11, 2026.	Class A ordinary shares	873,355,238	99.8841%	599,451	0.0686%	413,552	0.0473%	874,368,241	874,368,241
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,360,437,808	99.9768%	599,451	0.0137%	413,552	0.0095%	1,223,076,498	4,361,450,811
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.
9.	THAT consider and approve the extension of the general mandate granted to the Directors to issue, allot and deal with additional shares in the share capital of the Company by the aggregate number of the shares and/or shares underlying the ADSs repurchased by the Company as detailed in the proxy statement/circular dated May 11, 2026.	Class A ordinary shares	670,808,659	76.8299%	200,879,848	23.0074%	1,420,734	0.1627%	873,109,241	873,109,241
		Class B ordinary shares	3,487,082,570	100.0000%	0	0.0000%	0	0.0000%	348,708,257	3,487,082,570
		TOTAL NUMBER (CLASS A & CLASS B)	4,157,891,229	95.3603%	200,879,848	4.6071%	1,420,734	0.0326%	1,221,817,498	4,360,191,811
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

SPECIAL RESOLUTION			Number of votes cast and percentage (%)						Total number of voting Shares	Total number of votes cast
			FOR		AGAINST		ABSTAIN
10.	THAT consider and approve the proposed amendments to the memorandum and articles of association of the Company and the adoption of the tenth amended and restated memorandum and articles of association of the Company as detailed in the proxy statement/circular dated May 11, 2026 to replace the ninth amended and restated memorandum and articles of association of the Company adopted by special resolution passed on June 20, 2023 in its entirety.	Class A ordinary shares	835,455,211	95.5463%	38,419,662	4.3938%	523,368	0.0599%	874,398,241	874,398,241
		Class B ordinary shares	348,708,257	100.0000%	0	0.0000%	0	0.0000%	348,708,257	348,708,257
		TOTAL NUMBER (CLASS A & CLASS B)	1,184,163,468	96.8161%	38,419,662	3.1411%	523,368	0.0428%	1,223,106,498	1,223,106,498
	The resolution has been duly passed as a special resolution with more than three-fourths of valid votes held by shareholders (including proxies) attending the AGM cast in favour thereof.

The Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

The executive Director, Mr. Xiaopeng He, the non-executive Director, Mr. Ji-Xun Foo and the independent non-executive Directors, Mr. Donghao Yang, Mr. HongJiang Zhang and Mr. Yudong Chen attended the AGM.

AMENDMENTS TO MEMORANDUM AND ARTICLES OF ASSOCIATION

The Board is pleased to announce that the tenth amended and restated memorandum and articles of association of the Company was approved and adopted by the Shareholders by way of a special resolution at the AGM and became effective on June 26, 2026. For the full text of the tenth amended and restated memorandum and articles of association of the Company, please refer to the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and the website of the Company at http://ir.xiaopeng.com. The tenth amended and restated memorandum and articles of association of the Company was written in English. The Chinese translation is for reference only and in the event of discrepancies between the English and Chinese versions, the English version shall prevail.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Friday, June 26, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu, Mr. HongJiang Zhang and Mr. Yudong Chen as independent non-executive Directors.

*	For identification purpose only